

June 16, 2015

Mr. Michael J. Knesek
Senior Vice President, Controller and
Principal Accounting Officer
Enterprise Products Partners L.P.
1100 Louisiana St., 10th Floor
Houston, TX 77002

> **Re:** **Enterprise Products Partners L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 1-14323**

Dear Mr. Knesek:

We have reviewed your May 21, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2015 letter.

Note 18. Commitments and Contingencies, page F-70

1. We have reviewed your response to comment 1. After determining that the Liquidity Option constituted a freestanding instrument, we note that you next evaluated whether or not the instrument qualified as a derivative under ASC 815 rather than assessing if it was within the scope of ASC 480. Please provide us with your assessment of whether or not the Liquidity Option is within the scope of ASC 480, particularly ASC 480-10-25-8a. Since the aggregate consideration to be paid to settle the agreement would equal 100% of the then-current fair market value of your common units owned by OTA, please tell us your consideration of whether the Liquidity Option is indexed, on a net of tax basis, to an obligation to repurchase your units.

2. We note your response to comment 1 includes the journal entry you intend to record upon exercise of the Liquidity Option. Since it appears the assumed undiscounted deferred tax

liabilities measured under ASC 740 will exceed the discounted value of the relieved Liquidity Option liability, we assume the amount you will be recognizing as treasury stock will exceed the value of the cash and/or units issued to settle the Liquidity Option. Please confirm if our understanding is correct and tell us your basis in GAAP for recording treasury stock in excess of its fair market value on the date of its issuance.

3. We note your response to comment 1 indicates that you believe a market participant would develop tax mitigation strategies that would allow for the long-term deferral of the tax impact of any built-in gain. We also note that if you were to acquire OTA, you could maintain the OTA corporate structure for an extended timeframe since you have the ability to issue EPD units versus liquidate assets of OTA to satisfy your liquidity needs whereas a market participant would not have the same option. Accordingly, please tell us in further detail why you also believe a market participant's sole objective would be to maintain the OTA structure for a 30-year timeframe as opposed to possible liquidation of OTA's EPD units at some point during the assumed 30-year timeframe.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3849 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant